UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. __)


                      Wellsford Real Properties, Inc.
---------------------------------------------------------------------------
                              (Name of Issuer)


                       Common Stock, $0.01 par value
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 950241109
          --------------------------------------------------------
                               (CUSIP Number)

                           Stephen Fraidin, P.C.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10005
                               (212) 859-8140

---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)


                             December 28, 1999
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |X|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 950241109                                       Page 2 of 9 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,592,332

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,592,332

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,592,332

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.82%

14  TYPE OF REPORTING PERSON*

    PN


                             *SEE INSTRUCTIONS

                             SCHEDULE 13D

CUSIP No. 950241109                                      Page 3  of 9 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Gotham Partners III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,200

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,200

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,200

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.01%

14  TYPE OF REPORTING PERSON*

    PN


                             *SEE INSTRUCTIONS

                                SCHEDULE 13D

CUSIP No. 950241109                                       Page 4 of 9 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Gotham International Advisors, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           980,100

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         980,100

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    980,100

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.82%

14  TYPE OF REPORTING PERSON*

    00; IA


                             *SEE INSTRUCTIONS

Item 1. Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value ("Common Stock"), of Wellsford Real Properties, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 535 Madison Avenue, New York, New York 10022.

Item 2. Identity and Background

     This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), with respect to shares of Common Stock owned by it, Gotham Partners III, L.P., a New York limited partnership ("Gotham III"), with respect to shares of Common Stock owned by it, and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors", and together with Gotham and Gotham III, the "Reporting Persons"), with respect to shares of Common Stock owned by Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company.

     Each of Gotham and Gotham III was formed to engage in the buying and selling of securities for investment for its own account. Gotham Advisors was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Gotham International.

     Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham III. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Pursuant to an investment management agreement (the "Investment Management Agreement"), Gotham Advisors has the power to vote and dispose of the shares of Common Stock held for the account of Gotham International and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Ackman and Berkowitz are the Senior Managing Members of Gotham Advisors. Gotham International, Section H, Karenina, DPB, Mr. Ackman and Mr. Berkowitz are sometimes hereinafter collectively referred to as the "Other Persons".

     Messrs. Ackman and Berkowitz are citizens of the United States of America, and the principal occupation of each of them is managing the affairs of (i) Karenina and DPB, respectively, and through such entities the affairs of Section H, Gotham and Gotham III, and (ii) Gotham Advisors, and through such entity the affairs of Gotham International. The business address of each of the Reporting Persons, Section H, Karenina, DPB, Mr. Ackman and Mr. Berkowitz is 110 East 42nd Street, 18th Floor, New York, New York 10017. The business address of Gotham International is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, 2nd Floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies.

     During the last five years, none of the Reporting Persons or Other Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase prices of the Common Stock purchased by Gotham, Gotham III and Gotham International were $21,599,749, $16,092 and
$13,352,014, respectively. All of the funds required for the purchases were obtained from the general funds of Gotham, Gotham III and Gotham
International, respectively.

Item 4. Purpose of the Transaction

     Except as set forth below, none of the Reporting Persons has any plans or proposals which would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of the Schedule 13D form.

     First Union Real Estate Equity and Mortgage Investments ("First Union"), an Ohio business trust which may be deemed to be controlled by the Reporting Persons, has engaged and may continue to engage in discussions and may engage in negotiations with the Company regarding a possible business combination or other material transaction involving First Union and the Company. On December 28, 1999, each of First Union and Gotham entered into a confidentiality and standstill agreement with the Company, copies of which are attached hereto as Exhibit 2 and Exhibit 3, respectively, and incorporated by reference herein. There is no assurance that a transaction involving First Union and the Company will be consummated.

     The Reporting Persons acquired the Common Stock for investment purposes in the ordinary course of their business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, one or more of the Reporting Persons may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting, not adopting, modifying or eliminating certain types of anti-takeover measures, restructuring the company's capitalization, and reviewing dividend and compensation policies.

     In the ordinary course of their business, the Reporting Persons have met with the management of the Company to discuss the business and financial condition of the Company. Subject to the second paragraph of this
Item 4, each of the Reporting Persons will continue to assess the Company's business, financial condition, results of operations and prospects, general economic, financial and industry conditions, the securities markets and future trading prices in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of Common Stock.

Item 5. Interest in Securities of the Issuer

     (a) Gotham owns 1,592,332 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 7.82% of the outstanding Common Stock of the Company. Gotham III owns 1,200 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 0.01% of the outstanding Common Stock of the Company. Gotham International owns 980,100 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 4.82% of the outstanding Common Stock of the Company. The percentages in this paragraph are calculated based upon 20,351,571 outstanding shares of Common Stock of the Company, as reported in the Company's Form 10-Q for the quarter ended September 30, 1999. None of Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham, Gotham III and Gotham International).

     (b) Each of Gotham and Gotham III has sole power to vote and to dispose of all of the Common Stock beneficially owned by it. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

     (c), (d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to Gotham's confidentiality and standstill agreement with the Company, Gotham agreed that neither Gotham nor its affiliates would, for a period of one year, directly or indirectly, take certain actions with respect to the Company unless and until Gotham has received the prior written invitation or approval of a majority of the Board of Directors of the Company; provided, however, that at any time after June 28, 2000, Gotham and its affiliates may purchase up to an aggregate of 20% of the outstanding shares of any class of common stock of the Company (including any such shares owned on December 28, 1999); provided, further that any such shares of common stock that are so acquired shall be voted on all matters submitted to a vote of the Company's stockholders during the six month period beginning June 28, 2000 and ending December 28, 2000 as directed by the Board of Directors of the Company. First Union's confidentiality and standstill agreement with the Company is substantially similar to Gotham's confidentiality and standstill agreement, without allowance for any purchases of Common Stock until after December 28, 2000. The foregoing descriptions of the confidentiality and standstill agreements are qualified in their entirety by reference to the copies of these agreements which are attached hereto as Exhibit 2 and Exhibit 3 and incorporated by reference herein.

     Except as described above, none of the Reporting Persons or Other Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     The following exhibits are being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Exhibit 2 Confidentiality and Standstill Agreement dated December 28, 1999 between First Union and the Company.

Exhibit 3 Confidentiality and Standstill Agreement dated December 28, 1999 between Gotham and the Company.

Exhibit 4      Press Release dated December 29, 1999.

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


December 29, 1999


                             GOTHAM PARTNERS, L.P.


                             By:  Section H Partners, L.P.,
                                  its general partner


                                  By: Karenina Corporation,
                                      a general partner of Section H
                                      Partners, L.P.


                                      By:  /s/ William A. Ackman
                                           --------------------------------
                                           William A. Ackman
                                           President


                             GOTHAM PARTNERS III, L.P.


                             By:  Section H Partners, L.P.,
                                  its general partner


                                  By: Karenina Corporation,
                                      a general partner of Section H
                                      Partners, L.P.


                                      By:  /s/  William A. Ackman
                                           --------------------------------
                                           William A. Ackman
                                           President


                             GOTHAM INTERNATIONAL ADVISORS, L.L.C.


                             By:  /s/ William A. Ackman
                                  -----------------------------------
                                  William A. Ackman
                                  Senior Managing Member